UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 10)*

Superior Industries International, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

868168105

(CUSIP Number)

Mill Road Capital III, L.P.

Attn: Thomas E. Lynch

328 Pemberwick Road

Greenwich, CT 06831

203-987-3500

With a copy to:

Peter M. Rosenblum, Esq.

Foley Hoag LLP

155 Seaport Blvd.

Boston, MA 02210

617-832-1151

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 30, 2023

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 868168105	13D	Page 2 of 8 Pages

1.	Names of Reporting Persons. Mill Road Capital III, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 4,380,940
	8.	Shared Voting Power
	9.	Sole Dispositive Power 4,380,940
	10.	Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,380,940
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 15.6%
14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 868168105	13D	Page 3 of 8 Pages

1.	Names of Reporting Persons. Mill Road Capital III GP LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 4,380,940
	8.	Shared Voting Power
	9.	Sole Dispositive Power 4,380,940
	10.	Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,380,940
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 15.6%
14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 868168105	13D	Page 4 of 8 Pages

1.	Names of Reporting Persons. Thomas E. Lynch
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power
	8.	Shared Voting Power 4,380,940
	9.	Sole Dispositive Power
	10.	Shared Dispositive Power 4,380,940

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,380,940
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 15.6%
14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 868168105	Page 5 of 8 Pages

This Amendment No. 10 to the joint statement on Schedule 13D with respect to the common stock, par value $0.01 per share (the “Common Stock”), of Superior Industries International, Inc., a Delaware corporation (the “Issuer”), filed by the Reporting Persons (as defined below) on August 16, 2021, as amended by Amendment No. 1 on Schedule 13D with respect to the Common Stock filed by the Reporting Persons on September 3, 2021, as amended by Amendment No. 2 on Schedule 13D with respect to the Common Stock filed by the Reporting Persons on September 10, 2021, as amended by Amendment No. 3 on Schedule 13D with respect to the Common Stock filed by the Reporting Persons on September 24, 2021, as amended by Amendment No. 4 on Schedule 13D with respect to the Common Stock filed by the Reporting Persons on October 15, 2021, as amended by Amendment No. 5 on Schedule 13D with respect to the Common Stock filed by the Reporting Persons on November 24, 2021, as amended by Amendment No. 6 on Schedule 13D with respect to the Common Stock filed by the Reporting Persons on December 27, 2021, as amended by Amendment No. 7 on Schedule 13D with respect to the Common Stock filed by the Reporting Persons on January 25, 2022, as amended by Amendment No. 8 on Schedule 13D with respect to the Common Stock filed by the Reporting Persons on February 7, 2022, and as amended by Amendment No. 9 on Schedule 13D with respect to the Common Stock filed by the Reporting Persons on September 28, 2022 (such joint statement, as so amended and as amended herein, the “Schedule 13D”), further amends the Schedule 13D as follows:

1.	The third sentence of the first paragraph of paragraph (a) of Item 2 of the Schedule 13D shall hereby be amended and restated in full as follows:

Mr. Lynch, Justin C. Jacobs, Eric Yanagi, and Deven Petito are the management committee directors of the GP and, in this capacity, are referred to in this Schedule 13D as the “Managers.”

2.	Paragraphs (b) and (c) of Item 2 of the Schedule 13D shall hereby be amended and restated in full as follows:

(b)The business address of Mr. Lynch, Mr. Jacobs, and Mr. Petito, and the address of the principal business and the principal office of the GP and the Fund, is 334 Pemberwick Road, Second Floor, Greenwich, CT 06831. The business address of Mr. Yanagi is 400 Oyster Point Blvd, Suite 526, South San Francisco, CA 94080.

(c)The principal business of the GP is acting as the sole general partner of the Fund. The principal business of the Fund is investing in securities. The present principal occupation or employment of each Manager is as a management committee director of the GP and of Mill Road Capital Management LLC, a Delaware limited liability company (the “Management Company”), which provides advisory and administrative services to the GP and is located at 334 Pemberwick Road, Second Floor, Greenwich, CT 06831.

3.	Item 3 of the Schedule 13D shall hereby be amended and restated in full as follows:

CUSIP No. 868168105	Page 6 of 8 Pages

Item 3.	Source and Amount of Funds or Other Consideration

The Reporting Persons acquired beneficial ownership of an aggregate of 4,380,940 shares of Common Stock for $30,103,926.59 using working capital from the Fund and the proceeds of margin loans under margin loan facilities maintained in the ordinary course of business by the Fund with a broker on customary terms and conditions. The purchase price of shares acquired pursuant to the assignment of Put Options (as defined in Item 6) is not reduced by the premium received by the Reporting Persons upon sale of the Put Options.

4.	Item 4 of the Schedule 13D shall hereby be amended by inserting the following new paragraph after the second paragraph:

On October 30, 2023, the Fund sent the letter attached hereto as Exhibit 3, which is incorporated herein by reference, to Timothy McQuay, the Chairman of the Board of Directors of the Issuer, setting forth its intention to nominate one director for election at the Issuer’s upcoming annual meeting. The Fund suggested in the letter that the Issuer invite a representative of the Fund to join the Issuer’s board of directors prior to the end of the current calendar year.

5.	Paragraphs (a), (b), and (c) of Item 5 of the Schedule 13D shall hereby be amended and restated in full as follows:

(a, b) The percentages of beneficial ownership reported in this Item 5, and on each Reporting Person’s cover page to this Schedule 13D, are based on a total of 28,091,440 shares of Common Stock issued and outstanding as of July 28, 2023, as reported in the most recent quarterly report of the Issuer on Form 10-Q for the fiscal quarter ended June 30, 2023. All of the share numbers reported below, and on each Reporting Person’s cover page to this Schedule 13D, are as of October 30, 2023, unless otherwise indicated. Each Reporting Person’s cover page to this Schedule 13D is incorporated by reference in its entirety into this Item 5(a, b).

The Fund directly holds, and thus has sole voting and dispositive power over, 4,380,940 shares of Common Stock. The GP, as sole general partner of the Fund, also has sole authority to vote (or direct the vote of), and to dispose (or direct the disposal) of, these shares on behalf of the Fund, and Mr. Lynch has shared authority to vote (or direct the vote of), and to dispose (or direct the disposal) of, these shares on behalf of the GP. Accordingly, each of the Reporting Persons beneficially owns 4,380,940 shares of Common Stock, or approximately 15.6% of the outstanding shares of Common Stock, and the Reporting Persons beneficially own, in the aggregate, 4,380,940 shares of Common Stock, or approximately 15.6% of the outstanding shares of Common Stock.

(c) No Reporting Person, other than the Fund as set forth in the table below and as described in Item 6, effected any transaction in shares of the Common Stock from August 31, 2023 (the date 60 days prior to the filing of this Schedule 13D) to October 30, 2023 (the “Reporting Period”):

Date of Purchase	Shares Purchased (#)	Purchase Price per Share ($)
09/08/2023*	15,000	$ 5.0000
10/20/2023*	32,300	$ 5.0000

*	Effected pursuant to the assignment of Put Options (as defined in Item 6).

CUSIP No. 868168105	Page 7 of 8 Pages

Except as otherwise described in this Schedule 13D, the above-listed transactions were conducted in the ordinary course of business on the open market for cash, and the purchase prices do not reflect brokerage commissions paid.

6.	Item 7 of the Schedule 13D shall hereby be amended by adding the following Exhibit:

Exhibit 3 Letter from Mill Road Capital III, L.P. to Timothy McQuay dated October 30, 2023.

7.	Except as expressly modified hereby, all provisions of the Schedule 13D shall continue in full force and effect.

[signature page follows]

CUSIP No. 868168105	Page 8 of 8 Pages

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATE:	October 30, 2023

MILL ROAD CAPITAL III, L.P.

By:	Mill Road Capital III GP LLC,
its General Partner

By:	/s/ Thomas E. Lynch
Thomas E. Lynch Management Committee Director

MILL ROAD CAPITAL III GP LLC

By:	/s/ Thomas E. Lynch
Thomas E. Lynch Management Committee Director

THOMAS E. LYNCH

/s/ Thomas E. Lynch
Thomas E. Lynch